SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                   SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 12)

                               Magma Copper Company
                                 (Name of Issuer)


                                   Common Stock
                          (Title of Class of Securities)


                                    559177 20 9
                                  (CUSIP Number)



                               Andrew R. Brownstein
                        c/o Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, NY  10019
                                  (212) 403-1000

          (Name, address and telephone number of person authorized
                      to receive notices and communications)


                               November 30, 1995
            (Date of Event which requires Filing of this Statement)



         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box:

         Check the following box if a fee is being paid with this
         statement:
         CUSIP NO. 559177 20 9



         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              Warburg, Pincus Capital Company, L.P.   06-1183391

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)   X

         3.   SEC Use Only


         4.   Source of Funds

              00

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

              Delaware

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                     16,899,616* Common
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                      16,899,616* Common

         * Subject to the restrictions previously described in Item 4 of Schedule 13D. See also Item 5.

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person:  16,899,616
                       Common
                                                     See Item 5

         12. Check if the Aggregate Amount in Row (11) Excludes Cer-tain Shares


         13.  Percent of Class Represented by Amount in Row (11)

              35.8%     See Item 5

         14.  Type of Reporting Person

              PN

         CUSIP NO. 559177 20 9



         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              E.M. Warburg, Pincus & Co., Inc.     13-2649089

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)   X

         3.   SEC Use Only


         4.   Source of Funds

              Not applicable

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

              Delaware

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                    16,899,616* Common
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                     16,899,616* Common

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person:  16,899,616
                       Common
                                                     See Item 5

         12. Check if the Aggregate Amount in Row (11) Excludes Cer-tain Shares


         13.  Percent of Class Represented by Amount in Row (11)

              35.8%     See Item 5

         14.  Type of Reporting Person

              CO

         CUSIP NO. 559177 20 9



         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              Warburg, Pincus Ventures, Inc.   13-3040492

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)   X

         3.   SEC Use Only


         4.   Source of Funds

              Not applicable

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

              Delaware

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                    16,899,616* Common
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                     16,899,616* Common

         * Subject to the restrictions previously described in item 4 of Schedule 13D. See also Item 5.

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person:  16,899,616
                       Common
                                                     See Item 5

         12. Check if the Aggregate Amount in Row (11) Excludes Cer-tain Shares


         13.  Percent of Class Represented by Amount in Row (11)

              35.8%      See Item 5

         14.  Type of Reporting Person

              CO

         CUSIP NO. 559177 20 9



         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              Warburg, Pincus & Co.    13-6358475


         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)   X


         3.   SEC Use Only


         4.   Source of Funds

              Not applicable

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

              Delaware

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                    16,899,616* Common
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                     16,899,616* Common

         * Subject to the restrictions previously described in item 4 of Schedule 13D. See also Item 5.

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person:  16,899,616
                       Common
                                                     See Item 5

         12. Check if the Aggregate Amount in Row (11) Excludes Cer-tain Shares


         13.  Percent of Class Represented by Amount in Row (11)

              35.8%      See Item 5

         14.  Type of Reporting Person

              CO

                               AMENDMENT NO. 12 TO

                                   SCHEDULE 13D

                         RELATING TO THE COMMON STOCK OF

                               MAGMA COPPER COMPANY


                   This statement constitutes Amendment No. 12 to the
         Schedule 13D filed December 1, 1988, as amended December 30, 1988, December 10, 1990, December 18, 1991, December 20, 1992,
         December 29, 1992, March 3, 1994, March 10, 1994, May 11, 1994,
         May 18, 1994, May 31, 1994 and June 10, 1994 by Warburg, Pincus Capital Company, L.P. ("WPCC"), a Delaware limited partnership, E.M. Warburg, Pincus & Co., Inc., a Delaware corporation, War-burg, Pincus Ventures, Inc., a Delaware corporation, and War-burg, Pincus & Co., a New York partnership, in connection with the ownership of common stock, par value $.01 (the "Common Stock"), of Magma Copper Company, a Delaware corporation (here-inafter referred to as the "Company").

         Item 4. Purpose of the Transaction, is hereby amended by add-ing the following thereto:

                   After the close of business on November 30, 1995, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with The Broken Hill Proprietary Company Limited, a Victoria, Australia corporation ("Parent"), BHP Holdings (USA) Inc., a subsidiary of Parent ("BHP") and BHP Sub Inc., a subsidiary of BHP ("Purchaser"). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Purchaser has agreed to make a offer (the "Offer") to purchase all of the Company's outstanding Common Stock at a price of not less than U.S. $28.00 per share, to be followed by the merger (the "Merger") of Purchaser with and into the Company. The Merger Agreement will be filed by the Company with the Securities and Exchange Commission on or about December 5, 1995 as an exhibit to the Company's Solicitation/ Recommendation Statement on a Schedule 14D-9.

                   Concurrently with the execution by the Company of the Merger Agreement, WPCC entered into a Tender Agreement (the "Tender Agreement") with Parent, pursuant to which WPCC agreed to tender pursuant to the Offer all of the shares of Common Stock owned (or subsequently acquired) by WPCC, and to vote such shares (i) in favor of the Merger, (ii) against any action or agreement that would result in a material breach under the Merger Agreement and (iii) against any action or agreement







         (other than the Merger Agreement and the transactions contem-plated thereby) that is intended or could reasonably be ex-pected to impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer.

                   The Tender Agreement and WPCC's obligation to tender and vote the shares covered thereby expires on the earliest of
         (i) the effective time of the Merger, (ii) termination of the Merger Agreement in accordance with its terms, (iii) the with-drawal by the Company's Board of Directors of its approval or recommendation of the Offer or the Merger, (iv) the modifica-tion by the Company's Board of Directors of its approval of the Offer or the Merger in a manner adverse to Parent and (v) writ-ten notice of termination of the Tender Agreement by Parent to WPCC.

                   Pursuant to the Tender Agreement, WPCC has also agreed, among other things, not to transfer, pledge, grant proxies or effect similar transactions involving the shares of Common Stock owned by it, and not to solicit, encourage or take an other action to facilitate inquiries or proposals which could lead to a takeover proposal by a third party involving the Company.

                   The foregoing description of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement, which is attached hereto as Exhibit 14 and is incorporated herein by reference.

         Item 5. Interest in Securities of the Issuer, is hereby amended by deleting the paragraph beginning "Accord-ingly, WPCC now holds 16,007,143 shares..." and add-ing the following thereto:

                   On November 28, 1995, Warburg exercised all of the 892,473 warrants it held at an exercise price of $8.50 per war-rant, or an aggregate exercise price of $7,586,020, and upon such exercise received 892,473 shares of Common Stock. Accord-ingly, as of November 30, 1995, WPCC held 16,889,616 shares of Common Stock, and no warrants to purchase Common Stock, which shares represent approximately 35.8% of the total outstanding shares of Common Stock, based upon the 46,376,384 shares of Common Stock reported outstanding as of the date of the Company's Form 10-Q for the quarterly period ended September 30, 1995, and calculated in accordance with Rule 13d-3.














         Item 6.   Contracts, Arrangements, Understandings or
                   Relationships With Respect to Securities of the Issuer, is hereby amended by adding the following thereto:

                   On November 30, 1995, WPCC entered into the Tender Agreement with Parent, pursuant to which, among other things, WPCC agreed to tender the shares of Common Stock owned by it in the Offer. See Item 4, and Exhibits 14 and 15.

         Item 7. Material to be Filed as Exhibits, is hereby amended by adding the following thereto:


                   14 Tender Agreement, dated November 30, 1995, by and between WPCC and Parent.












































                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 WARBURG, PINCUS CAPITAL COMPANY, L.P.
                                   By:  WARBURG, PINCUS & CO.,
                                          General Partner


                                 By:   /s/ Stephen Distler
                                    Name:  Stephen Distler
                                    Title: Partner


                                 E.M. WARBURG, PINCUS & CO., INC.


                                 By:   /s/ Stephen Distler
                                    Name:  Stephen Distler
                                    Title: Managing Director


                                 WARBURG, PINCUS VENTURES, INC.


                                 By:   /s/ Stephen Distler
                                    Name:  Stephen Distler
                                    Title: Managing Director


                                 WARBURG, PINCUS & CO.


                                 By:   /s/ Stephen Distler
                                    Name:  Stephen Distler
                                    Title: Partner

         Dated:  December 4, 1995







                                   SCHEDULE I


                   Set forth below is the name, position and present principal occupation of each of the directors and executive officers of E.M. Warburg, Pincus & Co., Inc. ("EMW") and War-burg, Pincus Ventures, Inc. ("WPV") and of each of the gen-eral partners of Warburg, Pincus Capital Company, L.P. ("WPCC"), and Warburg, Pincus & Co. ("WP"). EMW, WPV, WPCC and WP are hereinafter collectively referred to as the "Re-porting Entities". Except as otherwise indicated, the busi-ness address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citi-zen of the United States.

                      Directors and Executive Officers of
                        E.M. Warburg, Pincus & Co., Inc.

                                          Present Principal Occupation in
                                          Addition to the Position with
                                          EMW, if any, and Positions with
         Name and Position                the Reporting Entities


         Lionel I. Pincus, Chairman       Chairman of the Board and Chief
         of the Board and Chief           Executive Officer, WPV;
         Executive Officer                Managing Partner, WP; Managing
                                          Partner, Pincus & Co.  (See
                                          Partners of WP.)

         John L. Vogelstein, Vice         President and Director, WPV;
         Chairman of the Board            Partner, WP.
         and President

         John L. Furth, Vice              Director and Managing Director,
         Chairman of the Board            WPV; Partner, WP.

         Harold Brown,                    Managing Director, WPV;
         Senior Managing Director         Partner, WP.

         Rodman W. Moorhead III,          Managing Director, WPV;
         Senior Managing Director         Partner, WP.

         Susan Black,                     Partner, WP.
         Managing Director

         Christopher W. Brody,            Managing Director, WPV;
         Managing Director                Partner, WP.







         Dale C. Christensen1
         Managing Director

         Errol M. Cook                    Managing Director, WPV;
         Managing Director                Partner, WP.

         Elizabeth B. Dater               Managing Director, WPV;
         Managing Director                Partner, WP.

         Stephen Distler, Managing        Managing Director and Controller
         Director and Treasurer           WPV; Partner, WP.

         Louis G. Elson                   Managing Director, WPV;
         Managing Director                Partner, WP.

         Stuart M. Goode,                 Managing Director, WPV;
         Managing Director                Partner, WP.

         Stewart K.P. Gross,              Managing Director, WPV;
         Managing Director                Partner, WP.

         Patrick T. Hackett,              Managing Director, WPV;
         Managing Director                Partner, WP.

         Jeffrey A. Harris,               Managing Director, WPV;
         Managing Director                Partner, WP.

         Robert S. Hillas,                Managing Director, WPV;
         Managing Director                Partner, WP.

         A. Michael Hoffman,              Managing Director, WPV;
         Managing Director                Partner, WP.

         William H. Janeway,              Managing Director, WPV;
         Managing Director                Partner, WP.

         Douglas M. Karp,                 Managing Director, WPV;
         Managing Director                Partner, WP.

         Charles R. Kaye,                 Managing Director, WPV;
         Managing Director                Partner, WP.




         ____________________
         1    Citizen of Canada.







         Richard H. King,2
         Managing Director

         Henry Kressel,                   Managing Director, WPV;
         Managing Director                Partner, WP.

         Joseph P. Landy,                 Managing Director, WPV;
         Managing Director                Partner, WP.

         Sidney Lapidus,                  Managing Director, WPV;
         Managing Director                Partner, WP.

         Edwin F. LeGard, Jr.,            Partner, WP.
         Managing Director

         Reuben S. Leibowitz,             Managing Director, WPV;
         Managing Director                Partner, WP.

         Stephen J. Lurito,               Partner, WP.
         Managing Director

         Spencer S. Marsh III,            Partner, WP.
         Managing Director

         Edward J. McKinley,              Managing Director, WPV;
         Managing Director                Partner, WP.

         Howard H. Newman,                Managing Director, WPV;
         Managing Director                Partner, WP.

         Anthony G. Orphanos,             Partner, WP.
         Managing Director

         Judhvir Parmar,3                 Managing Director, WPV.
         Managing Director

         Eugene L. Podsiadlo              Partner, WP.
         Managing Director

         Ernest H. Pomerantz,             Managing Director, WPV;
         Managing Director                Partner, WP.


         ____________________
         2    Citizen of United Kingdom.

         3    Citizen of India.







         Arnold M. Reichman,              Managing Director, WPV;
         Managing Director                Partner, WP.

         Roger Reinlieb,                  Partner, WP.
         Managing Director

         Sheila N. Scott,                 Partner, WP.
         Managing Director

         Dominic H. Shorthouse,4          Managing Director, WPV.
         Managing Director

         Peter Stalker III,               Managing Director, WPV;
         Managing Director                Partner, WP.

         David A. Tanner,                 Managing Director, WPV;
         Managing Director                Partner, WP.

         James E. Thomas,                 Managing Director, WPV;
         Managing Director                Partner, WP.

         Joanne R. Wenig,                 Managing Director, WPV;
         Managing Director                Partner, WP.

         George U. Wyper                  Partner, WP.
         Managing Director



















         ____________________
         4    Citizen of United Kingdom.







                          Directors and Executive Officers
                          of Warburg, Pincus Ventures, Inc.


                                          Present Principal Occupation in
                                          Addition to the Position with
                                          WPV, if any, and Positions with
         Name and Position                the Reporting Entities

         Lionel I. Pincus, Chairman       (See Directors and Executive
         of the Board and Chief           Officers of EMW.)
         Executive Officer

         John L. Vogelstein,              (See Directors and Executive
         President and Director           Officers of EMW.)

         John L. Furth, Managing          (See Directors and Executive
         Director and Director            Officers of EMW.)

         Christopher W. Brody,            (See Directors and Executive
         Managing Director                Officers of EMW.)

         Harold Brown,                    (See Directors and Executive
         Managing Director                Officers of EMW.)

         Errol M. Cook,                   (See Directors and Executive
         Managing Director                Officers of EMW.)

         Elizabeth B. Dater,              (See Directors and Executive
         Managing Director                Officers of EMW.)

         Stephen Distler, Managing        (See Directors and Executive
         Director and Treasurer           Officers of EMW.)

         Louis G. Elson                   (See Directors and Executive
         Managing Director                Officers of EMW.)

         Stuart M. Goode,                 (See Directors and Executive
         Managing Director                Officers of EMW.)

         Stewart K.P. Gross,              (See Directors and Executive
         Managing Director                Officers of EMW.)

         Patrick T. Hackett,              (See Directors and Executive
         Managing Director                Officers of EMW.)

         Jeffrey A. Harris,               (See Directors and Executive
         Managing Director                Officers of EMW.)







         Robert S. Hillas,                (See Directors and Executive
         Managing Director                Officers of EMW.)

         A. Michael Hoffman,              (See Directors and Executive
         Managing Director                Officers of EMW.)

         William H. Janeway,              (See Directors and Executive
         Managing Director                Officers of EMW.)

         Douglas M. Karp,                 (See Directors and Executive
         Managing Director                Officers of EMW.)

         Charles R. Kaye,                 (See Directors and Executive
         Managing Director                Officers of EMW.)

         Henry Kressel,                   (See Directors and Executive
         Managing Director                Officers of EMW.)

         Joseph P. Landy,                 (See Directors and Executive
         Managing Director                Officers of EMW.)

         Sidney Lapidus,                  (See Directors and Executive
         Managing Director                Officers of EMW.)

         Reuben S. Leibowitz,             (See Directors and Executive
         Managing Director                Officers of EMW.)

         Edward J. McKinley,              (See Directors and Executive
         Managing Director                Officers of EMW.)

         Rodman W. Moorhead III,          (See Directors and Executive
         Managing Director                Officers of EMW.)

         Howard H. Newman,                (See Directors and Executive
         Managing Director                Officers of EMW.)

         Judhvir Parmar,                  (See Directors and Executive
         Managing Director                Officers of EMW.)

         Ernest H. Pomerantz,             (See Directors and Executive
         Managing Director                Officers of EMW.)

         Arnold M. Reichman,              (See Directors and Executive
         Managing Director                Officers of EMW.)

         Dominic H. Shorthouse,           (See Directors and Executive
         Managing Director                Officers of EMW.)

         Peter Stalker III,               (See Directors and Executive
         Managing Director                Officers of EMW.)







         David A. Tanner,                 (See Directors and Executive
         Managing Director                Officers of EMW.)

         James E. Thomas,                 (See Directors and Executive
         Managing Director                Officers of EMW.)

         Joanne R. Wenig,                 (See Directors and Executive
         Managing Director                Officers of EMW.)







                      General Partners of Warburg, Pincus & Co.


                                          Present Principal Occupation in
                                          Addition to the Position with
                                          Warburg, Pincus & Co. and Posi-
         Name                             tions with the Reporting Entities

         Susan Black                      (See Directors and Executive
                                          Officers of EMW.)

         Christopher W. Brody             (See Directors and Executive
                                          Officers of EMW.)

         Harold Brown                     (See Directors and Executive
                                          Officers of EMW.)

         Errol M. Cook                    (See Directors and Executive
                                          Officers of EMW.)

         Elizabeth B. Dater               (See Directors and Executive
                                          Officers of EMW.)

         Stephen Distler                  (See Directors and Executive
                                          Officers of EMW.)

         Louis G. Elson                   (See Directors and Executive
                                          Officers of EMW.)

         John L. Furth                    (See Directors and Executive
                                          Officers of EMW.)

         Stuart M. Goode                  (See Directors and Executive
                                          Officers of EMW.)

         Stewart K.P. Gross               (See Directors and Executive
                                          Officers of EMW.)

         Patrick T. Hackett               (See Directors and Executive
                                          Officers of EMW.)

         Jeffrey A. Harris                (See Directors and Executive
                                          Officers of EMW.)

         Robert S. Hillas                 (See Directors and Executive
                                          Officers of EMW.)

         A. Michael Hoffman               (See Directors and Executive
                                          Officers of EMW.)







         William H. Janeway               (See Directors and Executive
                                          Officers of EMW.)

         Douglas M. Karp                  (See Directors and Executive
                                          Officers of EMW.)

         Charles R. Kaye                  (See Directors and Executive
                                          Officers of EMW.)

         Henry Kressel                    (See Directors and Executive
                                          Officers of EMW.)

         Joseph P. Landy                  (See Directors and Executive
                                          Officers of EMW.)

         Sidney Lapidus                   (See Directors and Executive Of-
                                          ficers of EMW.)

         Edwin F. LeGard, Jr.             (See Directors and Executive
                                          Officers of EMW.)

         Reuben S. Leibowitz              (See Directors and Executive
                                          Officers of EMW.)

         Stephen J. Lurito                (See Directors and Executive
                                          Officers of EMW.)

         Spencer S. Marsh III             (See Directors and Executive
                                          Officers of EMW.)

         Edward J. McKinley               (See Directors and Executive
                                          Officers of EMW.)

         Rodman W. Moorhead III           (See Directors and Executive
                                          Officers of EMW.)

         Howard H. Newman                 (See Directors and Executive
                                          Officers of EMW.)

         Anthony G. Orphanos              (See Directors and Executive
                                          Officers of EMW.)

         Lionel I. Pincus                 (See Directors and Executive
                                          Officers of EMW.)

         Eugene L. Podsiadlo              (See Directors and Executive
                                          Officers of EMW.)

         Ernest H. Pomerantz              (See Directors and Executive
                                          Officers of EMW.)







         Arnold M. Reichman               (See Directors and Executive
                                          Officers of EMW.)

         Roger Reinlieb                   (See Directors and Executive
                                          Officers of EMW.)

         Sheila N. Scott                  (See Directors and Executive
                                          Officers of EMW.)

         Peter Stalker III                (See Directors and Executive
                                          Officers of EMW.)

         David A. Tanner                  (See Directors and Executive
                                          Officers of EMW.)

         James E. Thomas                  (See Directors and Executive
                                          Officers of EMW.)

         John L. Vogelstein               (See Directors and Executive
                                          Officers of EMW.)

         Joanne R. Wenig                  (See Directors and Executive
                                          Officers of EMW.)

         George U. Wyper                  (See Directors and Executive
                                          Officers of EMW.)

         Pincus & Co.*

         NL & Co.*


                                 General Partner of
                        Warburg, Pincus Capital Company, L.P.

         Warburg, Pincus & Co.            (See General Partners of WP.)







         ____________________
         * New York limited partnership; primary activity is owner-ship of partnership interest in WP.







                                Index to Exhibits


         Exhibit        Description

           14 Tender Agreement, dated November 30, 1995, by and between Warburg Pincus Capital Company, L.P. and The Broken Hill Proprietary Company Limited.